Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Offering Summary dated September 29, 2008

(Related to the Pricing Supplement No. 2008-MTNDD339, Subject to Completion, Dated September 29, 2008)

Principal Protected Notes Linked to the Chinese yuan Due             , 2011

Issuer:	Citigroup Funding Inc.
Security:	Principal Protected Notes Linked to the Chinese yuan Due , 2011 (the “Notes”).
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Rating of the Issuer’s Obligations:	Aa3/AA- (Moody’s/S&P) based upon the Citigroup Inc. guarantee and subject to change during the term of the Notes.
Principal Protection:	100% if held to the Maturity Date.
Pricing Date:	October , 2008.
Issue Date:	October , 2008.
Valuation Date:	Five Business Days before the Maturity Date.
Maturity Date:	Approximately three years after the Issue Date.
Interest:	None.
Price to Public:	Variable, at prevailing market prices or at prices otherwise negotiated.
Payment at Maturity:	For each US$1,000 Note, US$1,000 plus a Currency Return Amount, which may be positive or zero.
Currency Return Amount:	The product of (i) US$1,000, (ii) the Currency Return Percentage and (iii) the Participation Rate, provided that the Currency Return Amount will not be less than zero.
Currency Return Percentage:	The currency return for the Chinese yuan, expressed as a percentage: Starting Exchange Rate – Ending Exchange Rate Starting Exchange Rate
Starting Exchange Rate:	The USDCNY Exchange Rate on the Pricing Date.
Ending Exchange Rate:	The USDCNY Exchange Rate on the Valuation Date.
USDCNY Exchange Rate:	The U.S. dollar/Chinese yuan exchange rate in the global spot foreign exchange market, expressed as the amount of Chinese yuan per one U.S. dollar, as reported by Reuters on Page “SAEC,” or any substitute page, on any relevant date.
Participation Rate:	Approximately 125% to 145% (to be determined on the Pricing Date).
Denominations:	Minimum denominations and increments of US$1,000.
Listing:	None.
Underwriting Discount:	0.00%. However, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement related to this offering for more information.
Sales Commission Earned:	US$20.00 per Note for each Note sold by a Smith Barney Financial Advisor.
Sales Concession Granted:	Not to exceed US$20.00 (to be determined on the Pricing Date) per Note for each Note sold by a dealer, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets.
Calculation Agent:	Citigroup Financial Products Inc.
Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.
CUSIP:

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

The Principal Protected Notes Linked to the Chinese yuan Due         , 2011 are hybrid investments issued by Citigroup Funding Inc. that have a maturity of approximately three years and combine characteristics of currency and fixed-income instruments. Similar to a fixed-income investment, these Notes offer investors the safety of 100% principal protection if held at maturity. However, instead of paying periodic interest, the return on these Notes, if any, is based on the percentage increase, if any, in the value of the Chinese yuan relative to the U.S. dollar.

At maturity, the Notes will pay an amount that is based upon the Currency Return Percentage and the Participation Rate. The Currency Return Percentage will equal the percentage change of the value of the Chinese yuan relative to the U.S. dollar over the term of the Notes. This investment allows investors to potentially benefit on a leveraged basis from an increase in the value of the Chinese yuan relative to the U.S. dollar without substantial risk to their initial investment.

At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus a Currency Return Amount, which may be positive or zero. The Currency Return Amount will depend on the Currency Return Percentage and the Participation Rate. The Currency Return Percentage will equal the percentage change of the value of the Chinese yuan relative to the U.S. dollar, as measured by the USDCNY Exchange Rate, from the Pricing Date to the Valuation Date. The Participation Rate is expected to be approximately 125% to 145% (to be determined on the Pricing Date).

The performance of the Chinese yuan relative to the U.S dollar is measured by the USDCNY Exchange Rate. The USDCNY Exchange Rate reflects the amount of Chinese yuan that can be exchanged for one U.S. dollar. Thus, an increase in the USDCNY Exchange Rate means that the value of the Chinese yuan has decreased relative to the U.S. dollar. For example, if the USDCNY Exchange Rate has increased from 1.00 to 2.00, it means the value of one Chinese yuan (as measured against the U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in the USDCNY Exchange Rate means that the value of the Chinese yuan has increased relative to the U.S. dollar. Increases in the value of the Chinese yuan relative to the U.S. dollar may lead to a positive return on your Notes, while decreases in the value of the Chinese yuan relative to the U.S. dollar may lead to no return on your Notes.

The Currency Return Amount will equal the product of (1) the principal amount of Notes held at maturity, (2) the Currency Return Percentage, and (3) the Participation Rate. Because the Notes are principal protected if held to maturity, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the amount payable to you at maturity is dependent on the performance of the Chinese yuan relative to the U.S. dollar, as measured by the USDCNY Exchange Rate.

These Notes are not a suitable investment for investors who require regular fixed-income payments since no payments will be made during the term of the Notes. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency-linked investments on a principal protected basis but who are willing to forego current income.

■	Investors expecting appreciation of the Chinese yuan relative to the U.S. dollar during the term of the Notes.

■	Investors who seek to add a currency-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes, including payment of any principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Benefits of the Notes

■	Return Potential

The Currency Return Amount payable at maturity is based on the Currency Return Percentage and the Participation Rate, enabling you to participate in the potential increase in the value of the Chinese yuan during the term of the Notes without directly investing in the Chinese yuan. If the Currency Return Percentage is greater than zero, the payment you receive at maturity will be greater than the amount of your initial investment in the Notes and due to the Participation Rate, the return on the Notes will be approximately 125% to 145% (to be determined on the Pricing Date) of the return on an instrument directly linked to the Chinese yuan. However, if the Currency Return Percentage is less than or equal to zero, the payment you receive at maturity will equal only the amount of your initial investment in the Notes.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Chinese yuan relative to the U.S. dollar.

■	Diversification

The Notes are based on the performance of the Chinese yuan relative to the U.S. dollar and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■ The Currency Return Amount May Be Zero

Unless the Currency Return Percentage is greater than zero, the payment you receive at maturity will be limited to the principal amount of your initial investment in the Notes. This will be true even if the Chinese yuan has increased relative to the U.S dollar at one or more times during the term of the Notes, but the Currency Return Percentage is zero or negative on the Valuation Date.

■	Reference to a Single Currency May Lower Your Return

Because the return on the Notes will be based exclusively on the performance of the Chinese yuan relative to the U.S. dollar, as opposed to the performance of a basket of currencies, a decrease in the value of the Chinese yuan will lower the return on your investment, if any, and will not be offset by the performance of any other currency.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield

The Notes do not pay any interest. As a result, if the Currency Return Percentage is less than %, the effective yield on your Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Chinese yuan relative to the U.S. dollar, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Tax Treatment of the Notes

The federal income tax treatment of the Notes differs from the tax treatment of traditional fixed-rate notes. The federal income tax treatment of the Notes will require U.S. investors to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis annually over the term of the Notes, although U.S. investors will receive no payments with respect to the Notes before maturity. Non-U.S. investors will generally not be subject to U.S. income or withholding tax, provided that certain certification requirements are met. See “Certain U.S. Federal Income Tax Considerations — United States Investors” in the pricing supplement for further information.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the Chinese yuan or other instruments, such as options, swaps or futures, based upon the Chinese yuan by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Chinese yuan and The USDCNY Exchange Rate

General

The USDCNY Exchange Rate is the foreign exchange spot rate that measures the relative values of the U.S. dollar and the Chinese yuan. The USDCNY exchange rate is expressed as an amount of Chinese yuan that can be exchanged for one U.S. dollar. Thus, an increase in the USDCNY means that the value of the Chinese yuan has decreased. For example, if the USDCNY Exchange Rate has increased from 1.00 to 2.00, it means the value of one Chinese yuan (as measured against one U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in the USDCNY means that the value of the Chinese yuan has increased.

The Chinese yuan is the official currency of China.

We have obtained all information in this offering summary relating to the Chinese yuan and the USDCNY Exchange Rate from public sources, without independent verification. Currently the USDCNY Exchange Rate is published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of the Chinese yuan relative to the U.S. dollar, as measured by the USDCNY Exchange Rate, will be determined as described in “Preliminary Terms” above.

Historical Data on the USDCNY Exchange Rate

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of the USDCNY Exchange Rate, as reported by Reuters. The historical data on the USDCNY Exchange Rate are not indicative of the future performance of the Chinese yuan or what the value of the Notes may be. Any historical upward or downward trend in the USDCNY Exchange Rate during any period set forth below is not an indication that the value of the Chinese yuan is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2003
Quarter
First	8.2778	8.2766
Second	8.2775	8.2768
Third	8.2776	8.2766
Fourth	8.2772	8.2765
2004
Quarter
First	8.2775	8.2766
Second	8.2773	8.2765
Third	8.2771	8.2765
Fourth	8.2768	8.2763
2005
Quarter
First	8.2766	8.2763
Second	8.2767	8.2763
Third	8.2765	8.0871
Fourth	8.0920	8.0702
2006
Quarter
First	8.0710	8.0170
Second	8.0284	7.9956
Third	8.0024	7.8998
Fourth	7.9174	7.8087
2007
Quarter
First	7.8135	7.7303
Second	7.7349	7.6155
Third	7.6135	7.5050
Fourth	7.5232	7.3046
2008
Quarter
First	7.2996	7.0130
Second	7.0292	6.8591
Third (through September 26)	6.8665	6.8009

The USDCNY Exchange Rate appearing on Reuters Page “SAEC,” on September 26, 2008 was 6.8183.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Chinese yuan. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■	Pricing Date: October 24, 2008

■	Issue Date: October 29, 2008

■	Principal amount: US$1,000 per Note

■	Starting Exchange Rate of the USDCNY Exchange Rate: 6.8360
■	Participation Rate: 125%

■	Maturity Date: October 29, 2011

■	The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Participation Rate and on the actual Currency Return Percentage, which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of the Chinese yuan.

Hypothetical USDCNY Ending Exchange Rate	Hypothetical Currency Return Percentage [1]	Hypothetical Note Return Amount [2]	Hypothetical Payment at Maturity [3]	Hypothetical Notes Return % over the term of the Notes	Hypothetical Note Return % Per Annum [4]
8.8170	-28.979%	$0.00	$1,000.00	0.000%	0.000%
7.7201	-12.933%	$0.00	$1,000.00	0.000%	0.000%
7.4389	-8.819%	$0.00	$1,000.00	0.000%	0.000%
6.9865	-2.202%	$0.00	$1,000.00	0.000%	0.000%
6.7324	1.516%	$18.94	$1,018.94	1.894%	0.631%
6.5983	3.477%	$43.46	$1,043.46	4.346%	1.449%
6.2479	8.603%	$107.54	$1,107.54	10.754%	3.585%
5.9639	12.757%	$159.47	$1,159.47	15.947%	5.316%
5.5938	18.171%	$227.14	$1,227.14	22.714%	7.571%
5.0354	26.340%	$329.25	$1,329.25	32.925%	10.975%
4.5750	33.075%	$413.44	$1,413.44	41.344%	13.781%

[1]	Hypothetical Currency Return Percentage =

Starting Exchange Rate - Ending Exchange Rate

Starting Exchange Rate

[2]	Hypothetical Currency Return Amount = US$1,000 x Hypothetical Currency Return Percentage x 125%, provided the Hypothetical Currency Return Amount will not be less than zero.

[3]	Hypothetical Payment at Maturity = US$1,000 + Hypothetical Currency Return Amount.

[4]	The per annum return is not compounded annually.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the Notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of         % compounded semiannually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (although holders will receive no payments on the Notes prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, the Notes. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If the amount we actually pay at maturity is, in fact, higher than this assumed amount, then a U.S. holder will be required to include such additional amount as ordinary income. If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets Inc. affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If the USDCNY Exchange Rate is not available on Reuters Page “SAEC,” or any substitute page thereto, the Calculation Agent may determine the USDCNY Exchange Rate in accordance with the procedures set forth in the pricing supplement related to this offering. You should refer to the section “Description of the Notes—Currency Return Amount” in the pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2008 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.